[LETTERHEAD OF WINSTON & STRAWN LLP]

August 6, 2010

BY EDGAR

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Luxottica Group S.p.A.

Annual Report on Form 20-F

Filed April 29, 2010

Form 6-K filed May 14, 2010

File No. 001-10421

Dear Mr. Jaramillo:

On behalf of Luxottica Group S.p.A., an Italian corporation (“Luxottica” or the “Company”), we are responding to the Staff’s comment letter dated July 27, 2010 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2009 and Luxottica’s Form 6-K for the quarter ended March 31, 2010.  We have set forth below in italics each numbered comment in the Comment Letter, followed by Luxottica’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18.  Financial Statements, page 99

Note 1.  Organization and Significant Accounting Policies, page F-12

Derivative Financial Instruments, page F-18

1.                                      We note that you utilize derivative financial instruments, principally interest rate and currency swap agreements, as part of your risk management policy to reduce your exposure to market risks.  We see on page F-55 where you have disclosed the fair value and balance sheet classification of your derivative instruments. However, we note no disclosure of the line items and amounts of the gains and losses on derivative instruments recorded in your income statement.

Accordingly, please tell us how your current derivative instrument disclosures comply with FASB ASC 815-10-50-4A to 50-4E and paragraph 50-4I.

The Company notes the Staff’s comment and advises the Staff that it currently has interest rate swaps, which qualify as hedging instruments pursuant to ASC 815, and forward contracts on foreign currencies, which do not qualify as hedging instruments pursuant to ASC 815.

Gains or losses on foreign currency derivative instruments are included in the line item “Other — net” in the Company’s income statement.  Net losses on forward contracts totaled Euro 9.1 million, Euro 10.1 million and Euro 0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.  The Company believes that these amounts were immaterial for all periods presented and, accordingly, separate disclosure was not deemed necessary.

For the interest rate swaps, certain required disclosures of FASB ASC 815-10-50-4A to 50-4E are included in Notes 1 and 9 (location of effective and ineffective gains and losses) and Note 16 (fair value) to the consolidated financial statements.  The incremental interest expense (income) recorded in 2009, 2008 and 2007 due to interest rate swap derivatives was included in the line item “Interest expense” in the Company’s consolidated financial statements and totaled Euro 30.1 million, Euro 1.0 million and Euro (7.7) million, respectively. The Company believes that these amounts were not material and therefore did not require separate disclosure.

The Company advises the Staff that it will include in future filings the information on derivative financial instruments and applicable cross-references required by IFRS 7 and IAS 1.

Form 6-K filed May 14, 2010

Financial Results, page 3

Basis of Preparation, page 20

2.                                      We note from your disclosure on page 3 that starting with the first quarter of fiscal year 2010 you will report your financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IAS/IFRS”) in all financial communications including reports to the United States Securities and Exchange Commission (“SEC”). Additionally, we note from your disclosure that up to and including the 2009 fiscal year you have been reporting your financial results in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Also, we note from your disclosure on page 20 that the financial statements included in this Quarterly Report (the “Quarterly Financials”) have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“IAS/IFRS”), and in accordance with International Accounting Standard (“IAS”) 34 — Interim Financial Reporting. Based on the above, it appears that this interim financial report prepared in accordance with IAS 34 is for part of the period covered by your first IFRS financial statements. In this regard, please provide us with your reasons for not including the disclosure and reconciliation requirements as outlined in paragraphs 32 and 33 of IFRS 1.

The Company respectfully advises the Staff that, since 2005, Luxottica has been preparing and publishing consolidated financial statements in Italy in accordance with IAS/IFRS as required by Italian law, which mandated that the Company switch from Italian GAAP to IAS/IFRS for Italian reporting purposes.  The disclosure and reconciliation requirements as outlined in paragraphs 32 and 33 of IFRS 1 apply only to interim financial reports prepared in accordance with IAS 34 and that relate to part of the period covered by a company’s first IFRS financial statements. While 2010 is the first year for which Luxottica is reporting its financial results under IAS/IFRS in all of its financial communications as well as in all of its filings with the SEC, the Company has been preparing and filing IAS/IFRS financial statements with Italian regulatory authorities for each year since 2005.  Accordingly, the Company believes that its interim financial report for the first quarter of 2010 does not relate to the period covered by the Company’s “first IFRS financial statements” and the disclosure and reconciliation requirements of paragraphs 32 and 33 of IFRS 1 are not applicable.

The Form 6-K that Luxottica furnished to the SEC on May 14, 2010 is a direct translation of the Company’s report for the first quarter of 2010 that it was required to file with Italian regulatory authorities.  It has been provided to the SEC pursuant to the requirement of Form 6-K to furnish whatever information the Company “makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized.”  As noted above, the report does not contain any reconciliation to prior accounting standards because Luxottica has been preparing IAS/IFRS financial statements since 2005.  In this regard, the Company respectfully notes that, since 2008, SEC rules no longer require foreign private issuers to reconcile financial statements in their SEC filings to U.S. GAAP, as long as those financial statements have been prepared using IFRS issued by the IASB.

The Company advises the Staff that it will include in a note to the audited financial statements to be filed as part of the Company’s Form 20-F for the year ended December 31, 2010 a reconciliation from U.S. GAAP to IAS/IFRS for the comparative balance sheet date and comparative income statement periods preceding the most recent fiscal year, in accordance with paragraph 6345.2 of the Division of Corporation Finance Financial Reporting Manual.

****

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments.  If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer of Luxottica at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:                                Michael A. Boxer

  Luxottica